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UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

( ) Check this box if no longer subject to Section 16.  Form
4 or Form 5 obligations may continue.  See Instruction 1(b).

1.  Name and Address of Reporting Person

         Contrarian Capital Advisors, L.L.C.
         411 West Putnam Avenue
         Suite 225
         Greenwich, Connecticut  06830

2.  Issuer Name and Ticker or Trading Symbol

         Harvard Industries, Inc.
         HAVAV

3.  IRS Number of Reporting Person (Voluntary)


4.  Statement for Month/Year

         9/99

5.  If Amendment, Date of Original (Month/Year)


6. Relationship of Reporting Person(s)to Issuer (Check all applicable)

    ( ) Director ( ) 10% Owner ( ) Officer (give title below) (X) Other* (specify below)

7.  Individual or Joint/Group Filing (check Applicable Line)

          Form filed by One Reporting Person
      x   Form filed by More than One Reporting Person





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
                                         TABLE I -- NON-DERIVATIVE SECURITIES ACQUIRED,
                                               DISPOSED OF, OR BENEFICIALLY OWNED
1. Title of Security| 2. Transaction| 3. Transaction| 4. Securities         | 5. Amount of       | 6. Ownership  |7.  Nature of |
   (Instr. 3)       |    Date       |    Code       |    Acquired (A)       |    Securities      |    Form:      |    Indirect  |
                    |               |    (Instr. 8) |    or Disposed        |    Beneficially    |    Direct (D) |    Beneficial|
                    |    (Month/    |               |    of (D)             |    Owned at End    |    or Indirect|    Ownership |
                    |    Day/       |               |    (Instr. 3,4,       |    of Month        |    (I)        |    (Instr. 4)|
                    |    Year)      |               |    and 5)             |    (Instr. 3 and 4)|    (Instr. 4) |              |
                    |               |          |    |          |(A) or|     |                    |               |              |
                    |               |    Code  | V  |    Amount|(D)   |Price|                    |               |              |
_________________________________________________________________________________________________________________________________
Common Stock                                                                      803,300**               I        Investment
                                                                                                                   Manager

Common Stock             9/27/99         P               200,000*** A   $6.50     2,244,519***            I        General Partner
                                                                                                                   or Investment
                                                                                                                   Manager



                                           TABLE II -- DERIVATIVE SECURITIES ACQUIRED,
                                               DISPOSED OF, OR BENEFICIALLY OWNED
1. Title of        | 2. Conver-  | 3. Trans-  | 4. Trans-  | 5. Number of    | 6. Date Exer-     | 7. Title and Amount |
   Derivative      |    sion or  |    action  |    action  |    Derivative   |    cisable and    |    of Underlying    |
   Security        |    Exercise |    Date    |    Code    |    Securities   |    Expiration     |    Securities       |
   (Instr. 3)      |    Price of |    (Month/ |    (Instr. |    Acquired     |    Date           |    (Instr. 3 and 4) |
                   |    Deri-    |    Date/   |    8)      |    (A) or       |    (Month/Day/    |                     |
                   |    vative   |    Year)   |            |    Disposed of  |    Year)          |                     |
                   |    Security |            |            |    (D) (Instr.  |                   |                     |
                   |             |            |            |    3, 4 and 5)  |                   |                     |
                   |             |            |____________|_________________|___________________|_____________________|
                   |             |            |      |     |        |        |         |         |        |            |
                   |             |            |      |     |        |        | Date    | Expira- |        | Amount or  |
                   |             |            |      |     |        |        | Exer-   | tion    |        | Number of  |
                   |             |            | Code |  V  |  (A)   |  (D)   | cisable | Date    | Title  | Shares     |
___________________|_____________|____________|______|_____|________|________|_________|_________|________|____________|
                   |             |            |      |     |        |        |         |         |        |            |


|  8. Price of          | 9. Number of      | 10. Ownership     | 11. Nature of          |



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|     Derivative        |    derivative     |     Form of       |     Indirect           |
|     Security          |    Securities     |     Derivative    |     Beneficial         |
|     (Instr. 5)        |    Benefi-        |     Security      |     Ownership          |
|                       |    cially         |     Direct (D)    |     (Instr. 4)         |
|                       |    Owned at       |     or Indirect   |                        |
|                       |    End of         |     (I) (Instr.   |                        |
|                       |    Month          |     4)            |                        |
|                       |    (Instr. 4)     |                   |                        |
|_______________________|___________________|___________________|________________________|





Explanation of Responses:

* The Reporting Persons are investment advisers registered under Section 203 of the Investment Advisers Act of 1940 and have voting power and investment power with respect to securities in their clients' accounts. A Managing Member of each of the Reporting Persons is a member of the Board of Directors of Harvard Industries, Inc.

**    These securities are owned by investment advisory clients
of Contrarian Capital Advisors, L.L.C. ("CCA"). CCA disclaims any beneficial ownership of any such securities except to the extent of its pecuniary interest therein. Nonetheless, the entire amount of securities held by the investment advisory clients of CCA is reported herein.

***   These securities are owned by investment advisory clients
of Contrarian Capital Management, L.L.C. ("CCM"). CCM disclaims any beneficial ownership of any such securities except to the extent of its pecuniary interest therein. Nonetheless, the entire amount of securities held by the investment advisory clients of CCM is reported herein.


CONTRARIAN CAPITAL ADVISORS, L.L.C.

  By: /s/ David E. Jackson                  October 12, 1999
___________________________________         _________________
David E. Jackson, Managing Member

****  Intentional misstatements or omissions of facts constitute
Federal Criminal Violations.  See U.S.C. 1001 and 15 U.S.C.
78ff(a).



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Note:  File three copies of this Form, one of which must be manually signed. If space is sufficient, see Instruction 6 for procedure.















































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                     Joint Filer Information

Name:         Contrarian Capital Management, L.L.C.

Address:      411 West Putnam Avenue
              Suite 225
              Greenwich, Connecticut 06830

Designated
Filer:        Contrarian Capital Advisors, L.L.C.

Issuer:       Harvard Industries, Inc.

Date of Event
Requiring
Statement:    9/99

Signature:

CONTRARIAN CAPITAL MANAGEMENT, L.L.C.

      By: /s/ Jon R. Bauer
    _____________________________
    Jon R. Bauer, Managing Member



























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